Exhibit 99.1

HUSKY ENERGY INCREASES 2010 CASH FLOW TO $3.5 BILLION

Calgary, Alberta (February 15, 2011) – Husky Energy Inc. (TSX:HSE) recorded a 42 percent increase in 2010 cash flow compared to 2009. The Company reported a 58 percent improvement to fourth quarter cash flow compared to the same period of 2009. Net earnings in the quarter were higher by 19 percent compared to the third quarter 2010 on the strength of higher light oil crude prices, improved refining margins and settlement of the Terra Nova re-determination process.

“2010 was a transitional year as we undertook a comprehensive portfolio review. From this, we developed and implemented a strategic plan setting out clear financial and operational milestones,” said CEO Asim Ghosh. “We successfully implemented near-term steps to stabilize production and accelerate value, while providing clear direction around our mid and long-term initiatives. We developed a comprehensive financing plan, allowing us to build on our momentum and provide the disciplined capital investment to develop our growth pillars: the Oil Sands, the Atlantic Region and South East Asia.”

Key 2010 and fourth quarter highlights include:

Financial

•	Cash flow from operations of $3.5 billion, or $4.16 per share (diluted) compared with $2.5 billion, or $2.95 per share in 2009.

•	Net earnings for the year of $1.2 billion, or $1.38 per share (diluted), compared to $1.4 billion, or $1.67 per share in 2009.

•	Cash flow from operations in the fourth quarter was $1,037 million, or $1.21 per share (diluted), compared with $657 million or $0.77 per share in the same period of 2009.

•	Net earnings in the fourth quarter of $305 million, or $0.35 per share (diluted), compared to $320 million, or $0.38 per share in the same period of 2009.

•	Increased capital spending, including acquisitions, to approximately $4.0 billion. 80 percent of the capital was directed at the Upstream business.

•	Developed and executed on a comprehensive financing plan by:

o	Closing a common share offering in the fourth quarter, raising a total of $1.0 billion in equity capital.

o	Announcing the intention to allow common shareholders to elect to receive dividends in cash or common shares.

Foundation Business

•	Production averaged 287,100 boe/day for the year.

•	Increased capital allocated to low-cost, high-return projects to fuel near-term production growth.

•	Increased 2010 second half drilling activity by 150 percent, with 665 wells drilled in Western Canada compared to 267 in the same period of 2009.

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Announced two asset acquisitions for $1.2 billion in Western Canada. The west central Alberta asset acquisition closed on November 30, 2010 and the ExxonMobil Canada Ltd. asset acquisition closed on February 4, 2011.

•	Concluded the Terra Nova re-determination process, increasing Husky’s pooled interest in the field to 13 percent from 12.51 percent.

Growth Pillars

Oil Sands

•	Sanctioned Phase I of the Sunrise Energy Project, a premier in-situ oil sands development in northern Alberta. First oil production is expected in 2014.

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Awarded contracts with a total value of approximately $1.7 billion for the Sunrise Energy Project for the engineering, procurement and construction of the central processing facilities and field facilities, as well as the drilling and completion of the injection and production wells.

•	Arrangements for the transportation of diluent to the site and the movement of production to markets concluded.

Atlantic Region

•	Achieved first oil from the North Amethyst field in May 2010.

•	In the third quarter, a second production well was completed and the field now has two water injectors supporting the two production wells.

•	Received regulatory approval for the West White Rose satellite pilot development. A two well pilot project is currently underway with first production expected in mid 2011.

South East Asia

•	After a thorough strategic evaluation, retained the South East Asian assets.

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Signed a Heads of Agreement with China National Offshore Oil Corporation (CNOOC) specifying key principles of cooperation for funding and operating the Liwan deep water gas development and the shallow water facilities. First gas is anticipated in late 2013.

•	Received a 20-year extension for the Madura Strait Production Sharing Contract (PSC) in Indonesia. A Plan of Development has been approved for the block and first gas production is expected in 2014.

2	HUSKY ENERGY INC. – 2010 FOURTH QUARTER RESULTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

	Three Months Ended			Twelve Months Ended
(Cdn $ millions)	Dec 31 2010	Sept 30 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009
1) Daily Production, before royalties
Crude Oil and NGL’s (mbbls/d)	198	204	203	203	216
Natural Gas (mmcf/d)	494	506	529	507	542
Equivalent Production (mboe/d)	281	289	292	287	307
2) Refinery and Upgrader Throughput (mbbls/d)	275	250	232	304	288
3) Cash Flow from Operations	1,037	811	657	3,549	2,507
Per Common Share ($/share)	1.21	0.96	0.77	4.16	2.95
4) Net Earnings	305	257	320	1,173	1,416
Per Common Share ($/share)	0.35	0.30	0.38	1.38	1.67
5) Adjusted Net Earnings	328	260	334	1,221	1,475
Per Common Share ($/share)	0.38	0.31	0.39	1.43	1.74
6) Capital Investment, excluding dispositions	1,598	986	1,050	3,956	2,797
7) Dividend
Per Common Share ($/share)	(*)	0.30	0.30	0.90	1.20

(*) Dividend expected to be declared following the February 28, 2011 Special Meeting of Shareholders.

Annual production was in accordance with guidance at 287,100 boe/day. In the fourth quarter, total production averaged 280,500 boe/day compared with 288,700 boe/day in the third quarter and was primarily impacted by the scheduled maintenance turnaround of the SeaRose FPSO. Total production at year-end was 292,500 boe/day.

For the fourth quarter, cash flow from operations increased 58 percent from the same period last year due to higher light crude oil prices, cash taxes returning to normal levels and improved refining margins partially offset by a strengthening of the Canadian dollar. Crude oil prices (WTI) averaged U.S. $84.89 per barrel for the quarter, an increase of 11 percent compared to the same period of 2009. Of the Company’s total production, all Atlantic Region volumes (approximately 15 percent) are priced and sold relative to the North Sea Brent benchmark, which is now trading at a significant premium to WTI. For the fourth quarter, heavy blend crude prices (Lloydminster blend) averaged U.S. $66.52 per barrel as compared to U.S. $63.82 per barrel for the same period of 2009, a 4% increase. U.S. refining market crack spreads were 86 percent higher during the fourth quarter as the Chicago 3:2:1 crack spread averaged U.S. $9.13 per barrel, compared to U.S. $4.92 per barrel in the fourth quarter of 2009.

Net Earnings of $305 million in the quarter resulted from higher light crude oil prices, settlement of the Terra Nova re-determination and the improved downstream price environment. These were partially offset by the strengthening of the Canadian dollar, lower production and increased operating costs and depletion. The Enbridge Line 6A/6B shutdowns reduced net earnings by an estimated $17 million for the quarter. The Enbridge shutdowns increased Husky’s inventory position at year-end as product was stored to mitigate the impact of selling medium and heavy crude oil and bitumen at distressed prices given the wider differential.

Upstream capital spending in the quarter was $1,280 million, with 80 percent directed to Western Canadian exploration and development. The benefits of this exploration and development spending are anticipated to be realized through 2011 and 2012.

3	HUSKY ENERGY INC. – 2010 FOURTH QUARTER RESULTS

“To support our strategic growth initiatives, we built a solid financing plan that will provide the necessary capital to develop our three growth pillars,” said CFO Alister Cowan. “We closed our common share offering in late 2010 and are taking steps to introduce a mechanism that allows shareholders to receive dividends in cash or common shares.”

During 2010, Husky invested $4.0 billion including $3.2 billion directed at the Upstream business. Of the Upstream capital, $1 billion was allocated to the three growth pillars with the remainder going to Western Canada production. To help stabilize short-term production and increase cash flow generation, $0.4 billion was spent on developed property acquisitions. The capital invested in the Midstream and Downstream segments was focused primarily on maintenance activities.

“We plan to increase our return on capital employed (ROCE) by five percentage points over the next five years by investing in higher return projects. A one percentage point increase translates into approximately $200 million in increased earnings from operations,” explained CEO Ghosh. “Our plan focuses on increasing production, improving our reserve replacement ratio, containing our operating costs, and reducing our finding and development costs, while producing higher netbacks.”

KEY AREA SUMMARY AND GROWTH UPDATE

THE FOUNDATION BUSINESS

•	Western Canada – Unconventional and Conventional

The Company continued its focus on growing near term production and accelerated exploration and development drilling in Western Canada. In the fourth quarter, Husky drilled 357 exploration and development wells in Western Canada compared to 170 in the same period of 2009, a 110 percent increase.

As part of the Company’s accelerated oil resource program, three Viking wells are now on production in the Dodsland / Elrose area of Southwest Saskatchewan to bring the total number of producing wells to 14. Seven Viking horizontal wells were drilled at Redwater, Alberta in the fourth quarter to bring the total wells drilled in 2010 to 23. Three evaluation wells are in progress to assess the Cardium zone at Lanaway.

The Company’s gas resource program continues to be focused on liquids-rich gas assets in the Ansell/Galloway area. In the fourth quarter, six drilling rigs were active in the Ansell area, with twelve Cardium development wells drilled and a further six exploration wells drilled to test the deeper multi-zone potential. Completions are underway for these wells, and early results are meeting expectations. Four of the drilling rigs are continuing the Cardium development program throughout the first quarter of 2011.

Husky conducted a 3-D seismic program in the Ansell, Komie (Horn River), and Sierra areas and the results will be evaluated in early 2011 for potential accelerated drilling opportunities.

Husky’s Alkaline Surfactant Polymer enhanced oil recovery program is underway with active projects at Warner and Crowsnest in Southern Alberta and Gull Lake, Saskatchewan. Future floods include Fosterton and Bone Creek, Saskatchewan. At Fosterton, the facility design work is nearing completion and long lead equipment orders have been placed. Facility construction is expected to commence in 2011 with an expected start up in the first half of 2012. Husky is the operator and holds a 62.4 percent working interest in this project. Bone Creek (95 percent working interest) is in the initial design phase with a potential start up in 2013.

4	HUSKY ENERGY INC. – 2010 FOURTH QUARTER RESULTS

Heavy Oil

Construction of the 8,000 bbl/day South Pikes Peak commercial project was approximately 49 percent complete at the end of 2010. Production is expected to commence in the first half of 2012.

Horizontal well developments progressed through the fourth quarter of 2010, targeting new geological horizons in existing producing fields. Forty-seven wells were drilled in the fourth quarter of 2010 to bring the total number of wells drilled for the year to 101.

Husky continued to operate two solvent enhanced oil recovery pilots through the fourth quarter of 2010 at Edam and Mervin. Construction of two additional CO2 injection pilot sites at Lashburn and Tangleflags, as well as a CO2 capture and liquefaction plant at the Lloydminster Ethanol Plant, are underway. The captured CO2 emissions will be used in the ongoing piloting program.

GROWTH PILLARS

•	Oil Sands

In the fourth quarter, Husky sanctioned Phase I of the Sunrise Energy Project for development, which is an important first step in unlocking the full potential of the Company’s extensive oil sands portfolio. Also in the quarter, the Company awarded major engineering and construction contracts for the central processing facilities and the field facilities. Husky mobilized personnel for detailed engineering in December 2010 and development drilling commenced on schedule in January 2011.

The Company initiated conceptual development engineering for subsequent Sunrise phases and expects a comprehensive full field development plan to be in place by the end of 2011.

At Tucker, based on a successful perforation program, Husky exited 2010 with production of 6,100 bbls/day. The Company drilled 32 wells (16 pairs) in 2010 and is expecting to drill another eight wells (four pairs) in 2011. Three well pairs commenced production in September and are meeting performance expectations.

Cold production at Husky’s McMullen lease reached 2,500 bbls/day at year-end 2010, compared to 330 bbls/day for 2009. Six slant development wells and 12 evaluation wells were drilled in the fourth quarter.

In alignment with the Company’s strategy to focus on in-situ oil sands development, Husky agreed to divest 23 sections of oil sands leases suitable for mining for $200 million, realizing a $177 million pre-tax gain on these assets as accounted for under International Financial Reporting Standards. The transaction closed on January 14, 2011.

•	South East Asia

In the fourth quarter, Husky announced the retention of the South East Asian assets. The Company’s comprehensive financing plan will enable Husky to capitalize on the significant growth opportunities that are available in the region. In December 2010, the Company announced it signed a Heads of Agreement with CNOOC, specifying the key principles of cooperation for funding and operation of the Liwan 3-1 deep water gas field development and the shallow water facilities.

The Company currently has a Petroleum Contract in place with CNOOC for Block 29/26 which covers the fiscal framework for exploration and development of oil and gas. Under the Heads of Agreement, Husky has agreed to operate the deep water portion of the project involving development drilling and completions, subsea equipment and controls, and subsea tie-backs to a shallow water platform. CNOOC has agreed to operate the shallow water portion of the project including a shallow water platform, approximately 270 km subsea pipeline to shore, and the onshore gas processing plant. Husky’s net working interest in the deepwater development is 49 percent and 38.71 percent in the shallow water facilities.

5	HUSKY ENERGY INC. – 2010 FOURTH QUARTER RESULTS

The Company has made considerable progress in advancing the Liwan natural gas project. Husky and CNOOC expect to submit the Liwan development plan in the first quarter of 2011 and first gas is anticipated in late 2013, ramping up through 2014.

The Company has built a high-quality asset base in South East Asia, including further natural gas discoveries on Block 29/26 at Liuhua 29-1 and Liuhua 34-2, and the producing Wenchang oil field offshore China.

In October 2010, Husky announced it received Indonesian Government approval for a 20-year extension to the existing Madura Strait PSC. This PSC includes the Madura BD and MDA fields, as well as numerous other prospects and leads. The Madura BD field, which contains natural gas and natural gas liquids, is located in the Madura Strait, offshore East Java, Indonesia.

Husky and its partner (CNOOC) agreed to sell a 20 percent (gross) interest in the Madura PSC holding company to Samudra Energy Ltd., a local Indonesian group. This transaction closed in January, 2011.

•	Atlantic Region

The Company continued to ramp up production at the North Amethyst satellite oil field through the quarter with production averaging 18,160 bbls/day (gross). The field is currently producing approximately 30,000 bbls/day (gross) following completion of the second injector well. A total of eleven wells are currently planned for North Amethyst.

Husky continues to progress plans for a staged development of the West White Rose reservoir. In August 2010, the Company received regulatory approval for a two well pilot-project to be drilled from existing infrastructure at the White Rose field. These wells will provide additional information on the reservoir to refine development plans for the full West White Rose field. A production license for the West White Rose pilot was received in the fourth quarter of 2010 and first production is anticipated in mid 2011.

Husky was successful in acquiring one new significant discovery license (“SDL”) and three additional exploration licenses in the Canada-Newfoundland and Labrador Offshore Petroleum Board’s November land sale. The exploration properties are adjacent to other Husky land holdings in the Jeanne d’Arc Basin and Flemish Pass. The new SDL extends the previous Mizzen discovery SDL which was awarded in the first quarter of 2010. Husky holds a 35 percent working interest in the Mizzen property, with an appraisal well planned in the third quarter of 2011.

Offshore Greenland, the Company is continuing the evaluation of the 2-D and 3-D seismic inventory. Final processing of the 3-D seismic for Block 7 was completed in the fourth quarter of 2010 and processing of the Block 5 data is expected to be completed in early 2011.

In December 2010, the Terra Nova re-determination process concluded and Husky’s pooled interest in the field increased to 13 percent from 12.51 percent. The re-determination resulted in a one time gain of $32 million, net of tax, for Husky’s share of the production during the re-determination period.

MIDSTREAM / DOWNSTREAM

In the fourth quarter, Husky’s total U.S. and Canadian refinery and upgrader throughput was 274,700 bbls/day compared with 232,300 bbls/day in the same period of 2009 and 249,700 bbls/day in the previous quarter. Throughput levels have steadily improved post-maintenance turnaround at the Lloydminster Upgrader and U.S. downstream volumes have recovered to normal levels following the impact of the Enbridge line 6A/6B shutdowns.

6	HUSKY ENERGY INC. – 2010 FOURTH QUARTER RESULTS

CORPORATE DEVELOPMENTS

Quarterly dividend

The Company announced a Special Meeting of Shareholders will be held at 10:30 a.m. on Monday, February 28, 2011 in the Plus 30 Conference Centre of Western Canadian Place, 707 - 8th Avenue S.W., Calgary, Alberta, Canada.

At the special meeting, shareholder approval will be sought to modify the terms of the Company’s common shares to allow shareholders to receive dividends in cash or in shares, at their option. As announced on November 29, 2010, Husky has received the agreement of its principal shareholders to receive dividends in shares commencing Q1 2011 through to the end of 2012, as may be required to provide equity support to retain the Company’s investment grade financial profile.

The dividend for the fourth quarter of 2010 is expected to be declared by the Board following the February 28, 2011 special meeting and payable on the normal date of April 1, 2011.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, this document includes forward-looking statements relating to the Company’s general strategic plans and financing plans; anticipated effect of recent asset acquisitions on the Company’s production, business and operations; the expected timing and volumes of production at Sunrise, in Western Canada, in the Atlantic Region and in South East Asia; 2011 drilling, exploration and seismic evaluation plans; anticipated effects of spending on exploration and development; arrangements to issue dividends in cash or shares; planned increases to return on capital employed; timing and implementation of facility construction and design for the Company’s enhanced oil recovery projects; anticipated timing of dividend declaration; and the Company’s 2011 capital expenditure program and growth opportunities. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Any forward-looking statement speaks only as of the date on which such statement is made, and except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time,

7	HUSKY ENERGY INC. – 2010 FOURTH QUARTER RESULTS

and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

All currency is expressed in Canadian dollars unless otherwise noted.

Husky Energy Inc. will host a conference call for analysts and investors on February 15, 2011, at 12 p.m. (Eastern Time) to discuss Husky’s fourth quarter results. To participate please dial 1-800-319-4610 beginning at 11:50 a.m. (Eastern Time).

Asim Ghosh, CEO, Alister Cowan, CFO, Rob Peabody, COO, Terrance Kutryk, VP, Midstream & Refined Products and Bob Baird, VP, Downstream will be participating in the call.

A live audio webcast of the conference call will be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

Media are invited to listen to the conference call.

•	Dial 1-800-597-1419 at 11:50 a.m. (Eastern Time).

A recording of the call will be posted at approximately 1:30 p.m. (Eastern Time).

•	Dial 1-800-319-6413 (dial reservation # 2658).

The Postview will be available until Friday, March 18, 2011.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

8	HUSKY ENERGY INC. – 2010 FOURTH QUARTER RESULTS